Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENTREMED, INC.

(Pursuant to Section 242 of the General Corporation Law)

EntreMed, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

1.          The name of the Corporation is EntreMed, Inc.

2.          The Corporation filed a Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware on September 18, 1991. The Corporation filed an Amended and Restated Certificate of Incorporation (the “Certificate”) with the Office of the Secretary of State of the State of Delaware on July 11, 2002.

3.          At a meeting of directors held on March 12, 2014, the Board of Directors of the Corporation unanimously adopted a resolution recommending to the Corporation’s stockholders the advisability of adopting an amendment to Article I of the Certificate to read, in its entirety, as follows:

“I.

 The name of the corporation is: CASI Pharmaceuticals, Inc. (hereinafter the “Corporation”).”

4.          At the annual meeting of the Corporation’s stockholders held on June 12, 2014, the holders of a majority of the shares of the Corporation’s common stock voted to approve the amendment to the Certificate as set forth in Paragraph 3 above.

5.          The amendment to the Certificate has been duly adopted in accordance with the requirements of Section 242 of the General Corporation Law of the State of Delaware, and shall be effective at 8:00 a.m. on Monday, June 16, 2014.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed and attested by its duly authorized officers this 12th day of June, 2014.

Attest:	EntreMed, Inc.

/s/ Cynthia W. Hu	By:	/s/ Ken K. Ren
Cynthia W. Hu, Corporate Secretary		Ken K. Ren, Chief Executive Officer